PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Blue Green Energy Inc.
Form	C Corporation
Jurisdiction of Incorporation/Organization:	Nevada
Date of Organization	June 28, 2022
Physical address of issuer:	4478 Wagon Trail Ave. Las Vegas Nevada 89118
Website of issuer	www.bgenergyinc.com
Is there a co-issuer?	Yes__ No_X_
Name of co-issuer	N/A
Name of intermediary through which the offering will be conducted:	Dalmore Group, LLC
CIK number of intermediary:	0001332099
SEC file number of intermediary:	008-67002
CRD number, if applicable, of intermediary:	136352
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	Platform Fee: Fixed fee of $15,000 per year. KYC/AML Fees: $2 per record for U.S. records, billed monthly. 2.90% for payment processing. 0.89% for ACH transactions. $25 per wire transfer. Stripe payments: 3.25% + $0.30 per transaction. International Payments: an additional 1% fee for currency exchange.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of security offered:	Class A Common Stock
Target number of securities to be offered:	2,000,000
Price (or method for determining price):	$2.50
Target Offering Amount	$25,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	First, come first served with rolling closes
Maximum offering amount (if different from target offering amount):	$5,000,000
Deadline to reach the target offering amount:	4/30/2026
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.	
Current number of employees:	2 full time employees

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$516,199	$305,992
Cash & Cash Equivalents:	$516,199	$305,992
Proceeds from issuance of Common stock:	$762,500	$537,500
Accounts payable:	$18,450	9,622

Short-term Debt:	0	0
Long-term Debt:	0	0
Operating expenses:	$574,670	$426,030
Taxes Paid*:	0	0
Net Income:	0	0

*The Company did not provide for any Federal and State income tax for the years ended December 31,2024 and 2023 due to the Company's net losses.

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4

X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

None

X   Same as the jurisdictions in which the issuer intends to offer the securities.

PART II



OFFERING MEMORANDUM DATED May 2, 2025

Blue Green Energy, Inc.

4478 Wagon Trail Ave. Las Vegas NV 89118

www.bgenergyinc.com

Up to $5,000,000 of Class A Common Stock

Minimum Investment Amount: $625.00

Blue Green Energy, Inc ("Blue Green Energy," "the Company," "we," or "us"), is offering up to $5,000,000 worth of Class A Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2026, the end date of the offering. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. The Company is also selling further amounts of the Class A Common Stock to accredited investors in a concurrent offering made under Rule 506(c) of Regulation D under the Securities Act of 1933 (the "Regulation D Offering).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on

the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Blue Green Energy, Inc., formed in the state of Nevada on June 28, 2022, and based in Las Vegas, Nevada is committed to advancing green hydrogen as a key solution for reducing carbon emissions in transportation. The Company is focused on developing a nationwide network of hydrogen refueling stations and travel centers, producing green hydrogen through electrolysis powered by renewable energy sources like wind and solar.

The Company's inaugural facility, planned as a net-zero, 100% green operation, will include a 30-megawatt solar farm spanning 200 acres. This flagship project, which is in its final stages of development, is expected to become operational within the next two to three years. The facility will produce green hydrogen to fuel both fuel cell electric vehicles (FCEVs) and battery electric vehicles (BEVs) via hydrogen-powered rapid DC fast charging stations.

Looking to the future, Blue Green Energy plans to scale its operations by establishing additional hydrogen refueling stations strategically across the United States. The Company envisions a fully integrated infrastructure supporting the widespread adoption of zero-emission vehicles, ensuring reliable access to green hydrogen. They aim to collaborate with automakers, renewable energy providers, and policymakers to accelerate the transition to sustainable transportation. Additionally, Blue Green Energy is exploring innovative technologies and partnerships to improve the efficiency and cost-effectiveness of hydrogen production.

By aligning its timeline with market demand and technological advancements, the Company aims to play a pivotal role in the global push toward zero-emission energy solutions, contributing to a greener and more sustainable future.

Employees

The Company currently has 2 full-time employees and 0 part-time employees

Regulation

The regulatory framework for hydrogen in the United States is highly fragmented and complex, involving oversight from multiple government agencies at federal, state, and local levels. This intricate landscape encompasses a wide range of regulations and safety standards that govern hydrogen production, storage, transport, and usage. As hydrogen technologies continue to advance and the clean hydrogen market grows, new regulations are likely to emerge, further shaping the industry's operational and compliance requirements. The Company intends to navigate this evolving regulatory environment with adaptability, collaboration with stakeholders, and a steadfast commitment to safety and innovation.

Intellectual Property

The Company does not have any intellectual property assets.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

In December 2022, the Company signed a sublease agreement for its office space with an entity owned by the Company's President and Chief Executive Officer and a major shareholder. The sublease is on a month-to-month basis for a monthly rent of approximately $11,000. The terms of the original lease are the same as the sublease and there is no mark up or discount of the rent.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our Company is brand new and has a limited operating history.

The Company was incorporated in the State of Nevada in June 2022. We have limited business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Class A Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class A Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class A Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

The Company does not rely on any trademarks or patents at this time. If the Company pursues trademarks or patents in the future, it may not be able to protect, maintain, and, if necessary, enforce its intellectual property rights, and its ability to develop and commercialize products will be adversely impacted.

The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. Should the Company obtain any patents, it may need to prosecute and maintain those patents and obtain new patents. Some of the Company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time-consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time-consuming.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations with local and federal government agencies, manufacturing and production facilities, and contractors. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We operate in a regulatory environment that is evolving and uncertain.

The hydrogen production and distribution industry is rapidly growing, but the regulatory framework governing these activities remains fragmented and subject to change. Current regulations, encompassing federal, state, and local requirements, are complex and multifaceted, addressing aspects such as hydrogen production, storage, transportation, and safety standards. Furthermore, as hydrogen technologies advance and adoption increases, new regulations may emerge, potentially introducing additional compliance challenges.

Jurisdictions may implement, or consider implementing, rules that directly impact hydrogen production facilities, infrastructure development, or distribution networks. These regulatory changes could affect permitting timelines, operational costs, and market entry strategies. Uncertainty surrounding future policies, including incentives or restrictions on clean energy sources, could further influence our ability to establish and scale our operations effectively. As we expand into this evolving industry, navigating the regulatory landscape will be critical to mitigating risks and ensuring long-term success.

If we are unable to adapt to market needs and successfully establish scalable hydrogen production and distribution solutions, we may fail to achieve profitability or long-term success.

Our ability to succeed in the hydrogen industry depends on our capacity to anticipate market trends, respond to customer needs, and implement innovative solutions. This includes scaling production capabilities, developing efficient distribution networks, and ensuring compliance with evolving safety and regulatory standards. However, it is possible that we may face challenges in operationalizing these initiatives or that the market may not respond positively to our efforts.

Additionally, fluctuations in customer demand, competition from other clean energy sources, or unanticipated technological developments could impact our ability to secure market share. If we fail to execute these components of our business plan effectively or to align our products and services with the needs of the hydrogen economy, our ability to achieve profitability and sustain operations could be at significant risk.

Economic downturns could adversely affect our business.

The demand for hydrogen and related infrastructure may be negatively impacted by a downturn in the global or regional economy. Reduced economic activity could decrease demand for clean energy solutions, including hydrogen, as businesses and consumers prioritize cost savings over sustainability initiatives. Furthermore, economic or political uncertainty may hinder investment in hydrogen infrastructure, delay government incentives, or result in reduced funding for clean energy projects. These factors could limit market growth, delay our expansion plans, and negatively affect our financial performance and long-term viability.

We may face challenges acquiring land as anticipated for our hydrogen production and distribution plans.

The success of our business will depend significantly on our ability to acquire land suitable for hydrogen production facilities, storage infrastructure, and distribution networks on favorable terms and within the required timelines. Challenges such as competition for suitable sites, lengthy permitting processes, zoning restrictions, or community opposition could delay or prevent us from securing the necessary properties.

Additionally, unexpected complications during the acquisition process, such as disputes over ownership, environmental contamination, or increased land prices, could further hinder our plans. If we are unable to acquire land in key locations or on terms that support our business objectives, it could negatively impact our ability to execute our strategy, meet customer demand, and generate sufficient revenues to sustain and grow our operations.

Our operations expose us to significant liability risks.

The production, storage, and distribution of hydrogen involve inherent risks, including accidents, equipment failures, and potential environmental impacts, such as leaks or explosions. These incidents could result in property damage, personal injury, or environmental harm, exposing us to substantial liability claims and legal proceedings. Despite stringent safety protocols, the unpredictable nature of these risks means we may face liabilities that exceed the coverage of our insurance policies. Additionally, compliance with evolving safety regulations may require substantial investment in new technologies, infrastructure upgrades, or additional safety measures, further increasing our operational costs and potential financial exposure.

Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a substantial majority of our voting stock.

As a result of the Class A Common Stock that they hold, Robert Scott Amaral (Chief Executive Officer) and Jeff Weiland (Director) will be able to exercise voting rights with respect to an aggregate of 7,000,000 shares of Class A Common Stock, which will represent approximately 62% (assuming a fully-subscribed offering) of the voting power of our outstanding capital stock immediately following this offering. As a result, Robert Amaral and Jeff Weiland have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.

Blue Green Energy, Inc. has set the price of its Class A Common Stock at $2.50 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up Company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class A Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Securities offered under Regulation D and Regulation CF may result in dilution and differing rights for investors.

The Company is conducting concurrent offerings under Regulation D and Regulation CF, which may lead to dilution of ownership for all investors. Securities offered under Regulation D are typically restricted, as defined under Rule 144 of the Securities Act of 1933, and may only be resold pursuant to registration or an available exemption. In contrast, securities sold under Regulation CF are generally less restricted but may come with different terms, such as voting rights or preferences, compared to those sold under Regulation D.

These differences in terms and restrictions may create disparities among investor groups, and the issuance of additional securities through the Regulation D offering may dilute existing investors 'ownership percentages and potentially impact the value of their investments. Prospective investors should carefully consider the terms of each offering and the potential implications of dilution and differing rights before making an investment decision.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Robert S. Amaral	Founder, Chief Executive Officer	Indefinite	Full time
Jeff Weiland	President	Indefinite	Full time
Directors:			
Jeff Weiland	Founder, President	Indefinite	Full time
Robert S. Amaral	Founder, Chief Executive Officer	Indefinite	Full time

Robert Scott Amaral

Founder/Chief Executive Officer/Director

Mr. Amaral, who goes by his middle name Scott, has been with the Company since its founding in 2022 and spent the last 20-plus years structuring Reg D PPMs, raising capital, and taking companies public through reverse mergers and self filings. Prior to structuring investment deals he was a series 3 commodities broker and a partner in a management consulting firm. Scott received his MBA from Southern Oregon University in 1997. He handles the finance side of the business and is responsible for all capital raises. The overall strategic direction of the corporation and the day-to-day management is a joint effort between founders.

Scott Amaral was the Founder and CEO of Digital Extreme Technologies, Inc. ("DET"). In April 2010, DET received a cease and desist order from the Commonwealth of Pennsylvania, which asserted that DET was offering and selling securities without a valid registration or exemption, and that information provided to investors was potentially misleading. The order was related to a securities solicitation made in March 2010. DET responded in November 2010 by asserting that the offering was exempt under Regulation D, Rule 506 of the Securities Act of 1933 and confirming that all solicitations to Pennsylvania residents had ceased and that no sales had occurred in Pennsylvania during 2010.

Jeffrey A Weiland

Founder/President/Director

Mr. Weiland has been with the Company since its founding in 2022 and has over 28 years 'experience in management, sales and marketing, and product development. Jeff was a Sergeant in the United States Marine Corps and served from 1985-1993 and served in Dessert Storm. Jeff received his Bachelor of Science in Business

Management, from the University of Phoenix in 1997. He is responsible for planning, organizing, and implementing actionable plans and oversees all permitting and is responsible to make bold changes that benefit the brand.

Jeff Weiland was the Founder and President of DET. In April 2010, DET received a cease and desist order from the Commonwealth of Pennsylvania, which asserted that DET was offering and selling securities without a valid registration or exemption, and that information provided to investors was potentially misleading. The order was related to a securities solicitation made in March 2010. DET responded in November 2010 by asserting that the offering was exempt under Regulation D, Rule 506 of the Securities Act of 1933 and confirming that all solicitations to Pennsylvania residents had ceased and that no sales had occurred in Pennsylvania during 2010.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of the Company's voting securities as of December 31, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Robert Scott Amaral	3,500,000 shares of Class A Common Stock	42.32%
Jeffrey A Weiland	3,500,000 shares of Class A Common Stock	42.32%

The following table describes our capital structure as of December 31, 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Class A Common Stock	100,000,000	8,445,000	0	91,555,00
Class B Common Stock	10,000,000	0	0	10,000,000
Preferred Stock	5,000,000	0	0	5,000,000

USE OF PROCEEDS
The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise

Offering Costs	0	$825,000*
General and Administrative	$25,000	$175,000
Land	0	$4,000,000

*The Company plans to use working capital, in conjunction with the sale of securities in its Regulation D Offering, to cover the offering costs and any future costs associated with this offering.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Weinberg & Company, P.A. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

The Company's net revenues for the year ended December 31, 2024, and December 31, 2023, were $0.00.

The Company's operating expenses consist of rent, payroll, marketing and advertising, and general and administrative costs. Operating expenses in 2024 amounted to $574,670, an increase from $426,030 in 2023. The primary components of these increases were due to:

- An increase in rent expenses from $133,751 to $136,929, since in December 2023 the Company signed a sublease for its office space with an entity owned by its CEO. The current monthly rent is $11,657 and increases annually in September.

- An increase in general and administrative expenses from $39,358 to $153,847.

- An increase in payroll expenses from $230,893 to $256,960. This increase was due to engaging independent contractors for telemarketing, reception, sales, and secretarial services.

- An increase in advertising and marketing expenses from $22,028 to $26,934.

As a result of the foregoing factors, the Company's net loss from operations was $574,670 in 2024, a 35% increase from losses of $425,950 in 2023.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will acquire property required for hydrogen production and retail facilities. We anticipate acquiring property within 12 months of the closing of the minimum amount.

- Assuming we raise the $5 million in this offering, we anticipate acquiring property, plant, and equipment to build a green hydrogen production, distribution, and retail facility along one of the five major shipping routes out of southern California within 36 months of receiving the proceeds of this offering.

Liquidity and Capital Resources

To date, the Company has not made any profits and is still a "development stage company." Financial resources have come from fundraising and provide a fraction of the money needed to operate the Company, and profits are not likely for some time. The Company has recorded losses from the time of inception in the total amount of $1,080,300.

The Company was initially capitalized by equity investments from its shareholders during 2022 in the amount of $263,819 and has raised a total of $1,557,500 through December 31, 2024.

The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the Company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

The Company had approximately $516,199 cash on hand as of December 31, 2024. Currently, we estimate our burn rate (net cash out) to be on average $35,000 per month.

Indebtedness

The Company does not have any indebtedness

Trends

Government Policies and Incentives
The Inflation Reduction Act (IRA) provides generous tax credits for clean hydrogen production, including the 45V Production Tax Credit, which offers up to $3/kg for low-carbon hydrogen. The Bipartisan Infrastructure Law allocated $8 billion to develop regional clean hydrogen hubs (H2Hubs), accelerating infrastructure deployment. While still in place in 2025, there is uncertainty as to whether the new administration will keep regulations associated with these legislations in place. There can be no assurance that federal funding, or tax credits will continue going forward. As a result, companies such as the Company operating within the green energy space that are reliant on federal monies may face difficulties in funding their initiatives.

Increased Global Competition
China is aggressively expanding its hydrogen sector, recognizing it as a key solution for energy security, industrial decarbonization, and economic growth. As the world's largest hydrogen producer (accounting for over 30% of global production), China is transitioning from fossil-fuel-based hydrogen to green hydrogen to meet its carbon neutrality goal by 2060.

Europe is making unprecedented investments in hydrogen, positioning itself as a global leader in renewable hydrogen production, infrastructure, and innovation. The success of its hydrogen initiatives will depend on cost reductions, infrastructure development, and international cooperation. If these challenges are addressed, Europe could become the world's first hydrogen-powered economy, significantly advancing its climate goals.

Saudi Arabia is leveraging its vast renewable energy potential and strong government backing. The kingdom aims to become the world's largest exporter of green hydrogen, aligning with its Vision 2030 plan to diversify the economy away from oil and establish itself as a clean energy powerhouse. Export targets include the United States.

As these countries ramp up production and begin exports U.S. based companies may not be able to compete.

Lack of Established Hydrogen Infrastructure

While the U.S. is developing hydrogen hubs to centralize production and distribution, the hydrogen infrastructure is in its infancy. Mass adoption of hydrogen as a clean fuel source depends on the availability of hydrogen at the retail level. As of January 2025 there are only 41 stations in operation with another 18 built but nonoperational. High costs of building stations, the high cost of producing hydrogen, and the lack of pipelines all contribute to the lack of adoption. As stations are built and as more companies produce, hydrogen costs are expected to decrease but there can be no assurance this will happen. High production costs may impede the Company from achieving economies of scale and being able to compete.

RELATED PARTY TRANSACTIONS

In December 2022, the Company signed a sublease agreement for its office space with an entity owned by the Company's President and Chief Executive Officer and a major shareholder. The sublease is on a month-to-month basis for a monthly rent of approximately $11,000. The terms of the original lease are the same as the sublease and there is no mark up or discount of the rent.

During the year ended December 31, 2024, officers of the Company paid certain expenses on behalf of the Company in the aggregate of $3,499. The advances are non-interest bearing and due on demand. Outstanding advances as of December 31, 2024 and 2023 was $3,499 and $0, respectively.

RECENT OFFERINGS OF SECURITIES
We have made the following issuances of securities within the last three years:

- From January-December 2024 we issued 590,000 shares of Class A Common Stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $762,500. The proceeds of this offering were used for general business purposes.

- In May 2024, we issued 10,000 shares of Class A Common Stock in reliance on Section 4(a)(2) of the Securities Act, in exchange for accounting services with a fair value of $10,000.

- During the year ended December 31, 2024, we repurchased 50,000 shares of Common Stock at $50 from a former contractor.

- During the year ended December 31, 2023, we issued 537,500 shares of Class A Common Stock in reliance on 506 (c) of the Securities Act, for consideration of $537,500. The proceeds of this offering were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of Nevada corporate law.

General

The Company's authorized securities consist of up to (a) 110,000,000 shares of common stock, par value $0.001 per share, of which 100,000,000 are designated as Class A Common Stock and 10,000,000 are designated as Class B Common Stock, and (b) 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2024, there were 8,445,000 shares of Class A Common Stock outstanding. For this offering, the Company is issuing Class A Common Stock at $2.50 per share

Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock, except as described below; and is entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Nevada law.

Common Stock

Dividend Rights

Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per-share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Company legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock will receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

Voting Rights

Holders of shares of Class A Common Stock and Class B Common Stock will at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Right to Receive Liquidation Distributions

Subject to the preferences applicable to any series for Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock will be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Equal Status.

Except as expressly provided in the Certificate of Incorporation, Class A Common Stock and Class B Common Stock will have the same rights and privileges and rank equally, share ratably and be identical all respects as to all matters, other than voting.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.

Class B Conversion

Class B Common Stock grants enhanced voting rights but is subject to strict transfer and conversion restrictions to maintain control among designated holders. Each share is convertible into one share of Class A Common Stock at the holder's discretion. However, any transfer outside of narrowly defined permitted transfers—such as between Founders, to specific trusts, or to entities where the original holder retains exclusive voting control—triggers automatic conversion to Class A shares. Additionally, Class B shares held by a natural person automatically convert upon the holder's death unless a designated trustee, approved by the Board, maintains voting control. Pledging shares does not trigger conversion, but foreclosure does.

The corporation reserves sufficient Class A shares for conversion, and determinations by the corporate secretary regarding conversions are final. Once converted, Class B shares are permanently retired. In the event of a Change in Control Transaction, approval requires either a majority of the total voting power or at least 60% of the voting power present at a stockholder meeting, ensuring that key stakeholders retain influence over major corporate decisions.

Preferred Stock

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, power, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Articles of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Subdivision or Combinations

In the event the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

What it Means to be a Minority Holder

As an investor in Class A Common Stock of the Company, you will not have any influence in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Any securities sold in reliance on Regulation D will be restricted, as noted in the Risk Factors above, and may only be sold pursuant to registration under the Securities Act or in reliance on an available exemption therefrom.

Transfer Agent

The Company has selected Colonial Stock Transfer, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares, including issuing shares in a Regulation D Offering, which could be offered at a lower price than the shares in the offering under Regulation CF. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company forecasted revenue at $76M and used an enterprise value or multiple of 9 to get a value of $684M.d The Company divided this number by the fully diluted share amount of 27.25M to get a $25.00 forecasted stock price. We divided this number by 10 to arrive at $2.50 per share.

REGULATORY INFORMATION

Disqualification

Neither the Company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year-end (December 31). Once posted, the annual report may be found on the Company's website at https://www.bgenergyinc.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

DALMORE'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days 'notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.investinbge.net.